AXIOM CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axiom Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Fifth Avenue, Suite 6740
(No. and Street)

New York	NY	10118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C Wright	(212) 521-3820	dwright@axiomcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Liam F. Dalton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axiom Capital Management, Inc. _____, as of December 31 _____, 2 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS



Cherry Bekaert^{LLP}

Your Guide Forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Axiom Capital Management, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as Axiom Capital Management, Inc.'s auditor since 2025.

Denver, Colorado
February 23, 2026

Axiom Capital Management, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	2,283,816
Receivables:		
Clearing broker		380,691
Other		30,882
Property and equipment, net of accumulated depreciation of $112,136		4,625
Securities owned, at market value		26
Right-of-use assets		467,113
Other assets		226,257
	$	**3,393,410**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable and other liabilities	$	1,556,599
Operating lease liability		549,077
Total liabilities		2,105,676

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding	1
Additional paid-in capital	2,832,577
Deficit	(1,479,844)
	1,352,734
Less treasury stock, at cost	(65,000)
Total shareholders' equity	1,287,734
	$ 3,393,410

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATUTE OF OPERATIONS

Organization - Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"), as well as, being a member of the Commodity Futures Trading Commission ("CFTC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), the Municipal Securities Rulemaking Board, and the National Futures Association. The Company is an introducing broker, clearing its trading activity through its clearing agent, Hilltop Securities, Inc. ("Hilltop"). In its capacity as a broker dealer, the Company executes both agency and riskless principal transactions, investment banking and advisory services. The Company conducts business primarily with other broker-dealers on behalf of its customers. The majority of the Company's customers are located throughout the United States of America (the "USA").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC, the Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company through Hilltop, on a fully disclosed basis. The Company's agreement with Hilltop provides that the clearing agent will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing agent pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). Hilltop also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers United State ("US") Treasury Bills with original maturities of less than 90 days and money market funds to be cash equivalents.

Property and Equipment - The Company provides for depreciation of furniture and fixtures, telecommunications equipment and computer equipment on the straight-line method based on estimated lives ranging between three to five years. Leasehold improvements, if any, are amortized over the term of the lease or the life of the improvements, whichever is shorter.

Fair Value Measurements - The Company values its securities in accordance with Accounting Standards Codification ("ASC") 820 - *Fair Value Measurements*. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in developing pricing models of the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs, as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company may independently verify. Valuation adjustments and blockage discounts do not apply to Level 1 securities. These valuations are based on quoted prices that are readily and regularly available in an active market. Therefore, the valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3 – Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Therefore, the valuation of these securities does entail a significant degree of judgment.

The availability of valuation techniques and observable inputs can vary from security to security and may be affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuations, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue – Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update, ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Leases – The Company determines if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases, if any, are included in property and equipment while the related liabilities are included in secured loan payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and its related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The interest rate to be used should be the rate implicit in the lease, whenever that rate is readily determinable, otherwise use the Company's incremental borrowing rate. The incremental borrowing rate is determined as the rate of interest the Company would have to pay to borrow an amount equal to the total lease payments on a collateralized basis over a similar term in a similar economic environment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease. This should be included in the ROU asset when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

For short-term leases, defined as a lease term of twelve months or less, the Company has elected not to apply the recognition requirements and instead recognize lease payments in the statement of income on a straight-line basis and recognize variable lease payments, if any, as incurred.

The Company has elected to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment.

Income Taxes - The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to a New York State Surcharge and New York City General Corporation Tax, as New York City does not recognize S-Corporations. The shareholder is liable for federal and state income taxes on the Company's taxable income. The Company files state tax returns in various jurisdictions where it operates.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company is not subject to income tax return examinations by major taxing authorities for years prior to 2022.

The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes accrued interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – During November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40). ASU No. 2024 - 03 requires an entity to disclose, in the notes to the financial statements, specified information about certain costs and expenses. The amendment is intended to enhance the transparency and allow investors to better understand the major components of an entity's income statement. ASU 2024 – 03 is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of the new standard on its financial statements but does not anticipate any changes to its financial statements.

All other Accounting Standards Updates issued but not yet effective are not expected to have a material effect on the Company's future financial statements or related disclosures.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2025, consisted of the following:

Cash	$	379,340
US Treasury Bills		824,117
Money Market Funds		1,080,359
Total cash and cash equivalents	$	2,283,816

Funds held in banks as cash are protected by the Federal Deposit Insurance Corporation, up to $250,000 per institution. Funds held as US Treasury Bills and Money Market Funds are protected by SIPC up to $500,000. At December 31, 2025, the Company held $124,498 at one bank in excess of insured FDIC limits and $1,404,476 at one financial institution in excess of insured SIPC limits. The Company uses high credit quality nationally recognized banks and financial institutions to limit its credit risk.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2025, consisted of the following:

Furniture and fixtures	$	54,428
Telecommunications equipment		31,679
Computer equipment		30,654
		116,761
Accumulated depreciation		112,136
	$	4,625

For the year ended December 31, 2025, the Company incurred depreciation expense totaling $6,960, which is included in general and administrative expense in the statement of income.

NOTE 5 - REVENUE

Revenue is earned from multiple sources; trading activities from both retail and institutional customers, advisory services and investment banking. Revenue earned from transactions which includes a trade date; the trade date will mark completion of the performance obligation and recognition of revenue. For both advisory service contracts and investment banking contracts where the performance obligation is overtime, revenue will be earned ratably over the time period of the contract. Investment banking contracts may also have performance obligations which occur at a point in time. Performance obligations in which revenue is earned at a point in time generally relate to assisting with completing an initial public offering ("IPO"). The revenue earned from an IPO is not determinable until the IPO process is completed, which may take up to several years to complete. This revenue is recognized at a point in time. The Company does receive retainers on both advisory service and investment banking contracts. Retainers will be recorded as deferred revenue, while commissions paid on retainers will be recorded as prepaid expenses.

Deferred revenue is included in accounts payable and other liabilities in the accompanying statement of financial condition. The changes in deferred revenue for the year ended December 31, 2025, were as follows:

NOTE 5 – REVENUE (continued)

Balance, December 31, 2024	$	435,390
Revenue recognized as advisory services		(107,963)
Expenditures applied against deferred revenue		(65,000)
Payments in advance of satisfaction of performance obligations		60,000
Balance, December 31, 2025	$	322,427

Commissions paid in advance are included in other assets in the accompanying statement of financial condition. The changes in commissions paid in advance for the year ended December 31, 2025, were as follows:

Balance, December 31, 2024	$	222,534
Payments in advance of satisfaction of performance obligations		44,000
Commission expense recognized		(230,534)
Balance, December 31, 2025	$	36,000

NOTE 6 – LEASES

The Company may have both operating leases and finance leases for: office space, furniture and fixtures, office equipment, telecommunications equipment and computer equipment. At December 31, 2025, the Company had only one operating lease.

During March 2025, the Company modified its existing office lease, extending the lease term through July 31, 2028. The lease modification did not grant the Company any additional rights. As such, this was considered a modification of the existing lease and required a reassessment of the lease classification at the commencement date of the modification. Accordingly, the Company adjusted both the ROU asset and the operating lease liability by $543,541.

The modified lease has monthly payments of $20,513 for the first year, $21,026 for the second year and $21,551 for the third year. The Company received free rent for the first three months of the lease.

The components of lease expense for the year ended December 31, 2025, were as follows:

Operating lease costs:		
Amortization of right-of-use assets	$	179,988
Interest on operating lease liabilities		51,299
Total operating lease costs	$	231,287

Supplemental statement of financial condition information at December 31, 2025, relating to leases were as follows:

Operating Leases:		
Right-of-use assets	$	602,725
Accumulated amortization		135,612
Right-of-use assets, net	$	467,113
Operating lease liabilities	$	549,077

NOTE 6 – LEASES *(continued)*

Finance Leases:

Property and equipment, at cost	$	95,896
Accumulated depreciation		95,896
Property and equipment, net	$	-

At December 31, 2025, the Company's weighted average remaining lease term and weighted average discount rate for the operating lease was as follows:

Lease Term	2.6 years
Discount Rate	13.5%

NOTE 7 – OPERATING LEASE LIABILITY

Maturities of the Company's operating lease liability payable at December 31, 2025, were as follows:

Year		Operating Lease Liability
2026	$	185,706
2027		219,002
2028		144,369
Total lease payments		549,077
Less imputed interest		(105,439)
	$	443,638

For the year ended December 31, 2025, total interest expense was $66,885, which is included in general and administrative expense in the accompanying statement of income.

NOTE 8 – INCOME TAXES

The Company's income tax expense and effective income tax rates for the year ended December 31, 2025 are as follows:

Federal statutory rate	$	-	21.0	%
State and local income tax jurisdictions tax rate:				
New York State		1,500	3.3	%
North Carolina		331	0.7	%
New York City		1,500	3.3	%
Less:				
Federal statutory rate (S-Corporation)		-	(21.0)	%
Prior Year State and local income tax jurisdictions over accrual:				
New York State		(750)	(1.6)	%
New York City		(7,819)	(17.3)	%
Effective income tax rate (benefit)	$	(5,238)	(11.6)	%

NOTE 8 – INCOME TAXES (continued)

Income tax expense is included in payroll and other taxes in the accompanying statement of income. At December 31, 2025, the Company has a New York City net operating loss of $429,031 which may by carried forward to offset future New York City taxable income indefinitely.

NOTE 9 – TEMPORARY SUBORDINATED LOAN

On March 25, 2025, the Company entered into $750,000 temporary subordinated loan agreement ("TSL") in order to participate in an IPO. The TSL was funded by the Company's shareholder and approved by FINRA. The TSL had a term of 45 days, accrued interest at 10.0%, had a 1.0% origination fee and could be prepaid without penalty. The TSL was repaid early, on April 22, 2025. For the year ended December 31, 2025, the Company incurred $12,917 of interest expense, including the origination fee, which is included in general and administrative expenses in the statement of income.

During its term, the TSL was subordinated to the claims of general creditors of the Company and was approved by the Company's regulators as regulatory capital. As such, the amount of the TSL was included as capital in the Company's net capital calculation during its term.

NOTE 10 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.17 of the Commodity Exchange Act. At December 31, 2025, the Company had net capital and a net capital requirement of $1,004,337 and $109,237, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.63 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 11 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer. The Company's Chief Executive Officer is the chief operating decision maker ("CODM"). The CODM reviews monthly operating results and net capital to make decisions about allocating resources and assessing performance for the entire Company. The Company's operations constitute a single operating segment and therefore a single reporting segment. The accounting policies used to measure the operating results of the segment are the same as those described in the summary of accounting policies. The Company's segment revenue and expenses are in line with what is reported in the income statement and includes all significant categories that the CODM reviews.

NOTE 12 - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2025, Dalstar Corp., an entity owned by the Company's shareholder was paid consulting fees totaling $521,000. The Company's shareholder, acting as an independent consultant, was paid $728,379 in commission expense which was also paid to Dalstar Corp. The consulting fees are included in consulting fees while the commissions are included in commissions and salaries in the accompanying statement of income. The Company's shareholder was paid $12,917 in interest expense on a temporary subordinated loan and $2,500 on a terminated loan. Both amounts are interest expense and are included in general and administrative expense in the accompanying statement of income.

The Company and Axiom Investment Management LLC ("AIM") entered into an Expense Sharing and Paymaster Agreement (the "Agreement") in 2006. Under the terms of the Agreement, the Company acts as paymaster for certain expenses. These expenses include; gross compensation earned from advisory fees by several specific Registered Representatives, rent and telephone costs. For the year ended December 31, 2025, the Company paid $2,643,000 related to compensation, $60,000 for rent and $3,000 for telephone costs, totaling $2,706,000. The Company reduced commission and salaries, occupancy and equipment costs and communications, respectively in the accompanying statement of income.

NOTE 12 - RELATED PARTY TRANSACTIONS (continued)

The Company entered into a memorandum of understanding with Willow Lake Strategic Advisors LP ("Willow Lake"), an entity partially owned by a family member of the Company's shareholder. The Company provides critical infrastructure, including but not limited to; computer systems, trading software fund administration and brokerage services. Willow Lake will pay annually 5% of its gross revenue tied to its management fee and 5% of the net profitability on gross revenue tied to its incentive fee. The agreement has a 36 month term and may be terminated by either party with 30 day written notice.

At December 31, 2025, the Company had a $15,774 receivable from Willow Lake which is included in receivables other in the statement of financial condition. This amount was paid on January 6, 2026.

NOTE 13 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("Clients"), through its clearing agent, involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the Client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the Client's obligations. In addition, the Company bears the risk of financial failure by its clearing agent. If the clearing agent ceases business, the Company's receivable from this clearing agent could be subject to forfeiture.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. Additionally, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company adheres to ASC 450-20, *Loss Contingencies* to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Since 2020, the Company has been involved in various legal proceedings relating to private placement investments made on behalf of clients. The Company exhausted its insurance coverage and is now responsible for all costs related to these matters. For the year ended December 31, 2025, the Company incurred $45,957 in legal fees. Legal fees are included in consulting fees in the accompanying statement of income.

During 2024, the Company and a Registered Representative were named as defendants in a legal matter. The Registered Representative agreed to pay the first $186,153 of legal fees. Thereafter legal fees will be split in proportion to their respective profit percentages. If the Registered Representative does not make the required payments, the Company will be responsible for making these payments. During 2025, the Registered Representative defaulted on the payments and the Company became responsible for $67,814 of legal fees. The Company is paying $5,000 per month.

As part of the clearing agreement between the Company and Hilltop, Hilltop agreed to provide up to $1,000,000 to cover transition costs incurred from changing clearing agents. Excess funds are retained by the Company and are forgiven ratably over the seven year term of the clearing agreement. If the Company terminates the clearing agreement before the seven year term ends, the remaining balance will be payable back to Hilltop. At December 31, 2025, the Company's remaining liability was $498,155 and is included in accounts payable and other liabilities in the accompanying statement of financial condition. For the year ended December 31, 2025, the Company accreted $122,004 against clearance and floor brokerage costs in the accompanying statement of income.

NOTE 13 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (continued)

At December 31, 2025, aggregate future accretion of clearing charges is as follows:

Year	Amount
2026	$ 122,004
2027	122,004
2028	122,004
2029	122,004
2030	10,139
	$ 498,155

NOTE 14 - FAIR VALUE MEASUREMENTS

The Company's financial instruments, including cash and cash equivalents, receivables and other assets are carried at amounts which approximate fair value, due to the short-term nature of the assets. Securities owned, if any, are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value, due to the short-term nature of the liabilities. The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy in accordance with ASC 820. At December 31, 2025, the Company did not hold any securities in either Level 2 or Level 3.

The following table presents information about the Company's assets measured at fair value at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities, at fair value	$ 26	$ -	$ -	$ 26

The Company did not have any significant transfers of securities between the levels of the fair value hierarchy during the year ended December 31, 2025.

NOTE 15 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustment.